Exhibit 99.1

For Immediate Release

Novadaq to Host Analyst and Investor Day with Live Webcast

Toronto, Ontario — August 24, 2012 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ,), a developer of clinically-relevant fluorescence imaging solutions for use in surgical procedures, today announced its “Analyst and Investor Day” will be held from 10 a.m. to 2 p.m. EST, on Monday, September 24, 2012. The event will be held at the Princeton Club in New York, NY.

During this event, Arun Menawat, PhD, Novadaq President and Chief Executive Officer, and Rick Managat, PhD, Senior Vice President and General Manager, will provide updates on the company’s business. In addition, opinion leading surgeons from some of the most highly regarded medical institutions in the United States will discuss clinical and discovery efforts in multiple surgical specialties. Surgeon presenters include:

•	Geoffrey Gurtner, MD, Stanford University School of Medicine

•	Alessio Pigazzi, MD, University of California, Irvine School of Medicine

•	Aurora Pryor, MD, Stony Brook Medicine

•	Danny A. Sherwinter, MD, Maimonides Medical Center

•	Michael Stamos, MD, University of California, Irvine School of Medicine

•	Michael Zenn, MD, Duke University Medical Center

To attend the live event:

Those wishing to attend the live event should email investor@novadaq.com, and include name, title, company and complete contact information.

To access the live webcast:

Please login 5-10 minutes prior to event start time.

Go to website: http://www.novadaq.com/investors/events

Select “Analyst and Investor Day”, and you will be directed to the webcast Select the event, complete the login information, and then click ‘OK’

A pop-up window will open to display the web conference

The webcast will be archived for 90 days on the Company’s website at http://www.novadaq.com under the “Events” tab in the Investors section.

To access the live audio call:

Those wishing to access the live event by telephone should dial 1-877-709-8156 (within Canada and the United States) or 1-201-689-8776 (international callers) several minutes prior to the beginning of the call. Callers will be prompted to enter a participant passcode which is 399473.

About Novadaq Technologies Inc.

Enabling surgeons with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their surgeons, while reducing health care costs, is Novadaq’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 50 peer-reviewed publications demonstrate that the use of SPY during complex surgery, leads to fewer post-operative complications and lower hospital costs.

The SPY Imaging System is United States Food and Drug Administration (“FDA”) 510(k) cleared for use for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com